UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 18, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Boingo Wireless, Inc.

File No. 001-35155 - CF#31820

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Boingo Wireless, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 10, 2014.

Based on representations by Boingo Wireless, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.2	through August 25, 2024
Exhibit 10.3	through August 25, 2024
Exhibit 10.4	through June 20, 2024

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary